[CapTerra Letterhead]

June 22, 2009

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:      Capterra Financial Group, Inc., (the Company)
            Form 10-K/A for the Year Ended December 31, 2007
            Form 10-Q/A for the periods ended 3/31/2008, 6/30/2008, and 9/30/2008
            Filed on 4/15/2009 and 4/16/2009
            File Number: 0-50764

Dear Mr. Bonilla;

This is in response to your January 26, 2009 to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.

FORM 10-K/A FILED ON APRIL 15, 2009

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F1

Please see attached corrected Report from Independent Public Accounting Firm, which is dual dated. We plan to file an amended 10-K/A that includes this updated report once the other potential issues are resolved so that we can file just one amendment.

Item 8A(T) Controls and Procedures, page 19

Despite the fact that restated our financials for the periods ended December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008, we have concluded, nevertheless, that our internal controls and procedures were effective for those periods.

With regard to the valuation allowance against our deferred tax asset that effected our restatement for the period ended December 31, 2007, we did have systems in place to consider such an allowance and based on our analysis of several factors both positive and negative, which were individually weighted. As objective as a company can try to make this process, there is still a degree of subjectivity and interpretation that must be applied. While we concede that in retrospect we determined that we should have applied different weightings to the individual factors in our analysis, we did in fact correctly identify each of the relevant factors and had a process in place to analyze each of them.

While adjusting the individual weights of each of these factors ultimately produced a different outcome, the process and procedures used to consider the need for an allowance did not change and therefore we continue to believe that they are effective.

With regard to conversion expense related to the conversion of convertible preferred equity and subordinated debt into restricted common shares that effected our restatement for the period ended June 30, 2008, again we had procedures in place to analyze the relevant factors in determining the value of our stock in the absence of an actively traded market. These factors included the most recent trades before the transaction, the monthly and annual volume of our stock, the number of shares issued in the transaction, historical discounts of large blocks of restricted stock, and the analysis of the transaction as a whole.

As we continued to research the issues to find the specific guidance under GAAP rules, while we found no specific guidance that stated our method of valuing our common stock was incorrect, we also found no specific guidance to support our methodology. Additionally, we contracted a third party CPA firm to further research the topic and they were unable to find specific guidance under GAAP rules to support or disclaim our methodology either. Upon further review, without specific guidance on the topic, management chose to restate our financials using a more conservative approach that discarded most of the factors that had been analyzed and use only the most recent trade of our common stock, which had occurred approximately two weeks prior to the transaction, as the value of our common stock.

Again, while this adjustment affected the outcome, it did not change the process in place to consider the issues and therefore we concluded that our internal controls and procedures were in fact effective at the time.

Certifications

We confirm that in future filings we will include the title of the certifying individual at the end of the certification.

If you have any additional questions, do not hesitate to contact the undersigned at (303) 893-1003.

Very truly yours,

James W. Creamer III
President & CEO
CapTerra Financial Group, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:
Across America Real Estate Corp.

We have audited the accompanying consolidated balance sheet of Across America Real Estate Corp. as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over consolidated financial reporting. Our audit included consideration of internal control over consolidated financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over consolidated financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Across America Real Estate Corp. as of December 31, 2007, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, has used significant cash in support of its operating activities, has a limited operating history and is reliant upon funding commitments from two significant shareholders. These conditions raise doubt about the Company’s ability to continue as a going concern. Further information and management’s plans in regard to this uncertainty are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 18 to the consolidated financial statements, the Company has restated its 2007 consolidated financial statements.

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP
Englewood, Colorado
March 25, 2008, except for Notes 8 and 18
  which are dated April 3, 2009